LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	March 31,	December 31,
	2007	2006
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$317,393	$402,170
Accounts receivable	130,340	96,435
Inventories	30,968	24,723
Prepaid expenses	4,442	3,125
	483,143	526,453
Long-term receivables	952	971
Reclamation fund	31,987	31,710
Investments	95,952	25,882
Mineral properties, plant and equipment (Note 5)	1,713,990	1,710,041
Other assets	1,987	4,835
Future income tax assets	10,892	12,149
Goodwill	524,240	517,559
	$2,863,143	$2,829,600

LIABILITIES
Current
Accounts payable	$38,495	$41,845
Accrued liabilities	81,689	104,923
Income taxes payable	54,192	80,530
Current portion of long term debt and capital leases (Note 6)	2,658	3,284
Current portion of deferred revenue (Note 7)	3,204	3,264
	180,238	233,846
Long-term debt and capital leases (Note 6)	43,296	42,851
Deferred revenue (Note 7)	58,845	61,066
Provision for pension obligations	15,259	15,470
Asset retirement obligations and other provisions (Note 8)	97,627	95,867
Future income tax liabilities	247,420	250,732
	642,685	699,832

SHAREHOLDERS’ EQUITY
Share capital (Note 9(a))	1,897,447	1,890,275
Contributed surplus	7,545	8,887
Cumulative translation adjustment (Note 2)	-	52,404
Accumulated other comprehensive income (Note 2)	83,556	-
Retained earnings (Note 2)	231,910	178,202
	2,220,458	2,129,768

	$2,863,143	$2,829,600

Subsequent events (Notes 11 and 12)

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin	Dale C. Peniuk

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of US dollars, except for shares and per share amounts)

	Three months	Three months
	ended March 31	ended March 31
	2007	2006

Sales	$193,920	$91,798
Cost of sales	(67,242)	(35,838)
Accretion of asset retirement obligations	(1,120)	-
Depreciation, depletion and amortization	(35,878)	(14,037)
	89,680	41,923
Expenses
General exploration and project investigation	(4,919)	(1,569)
Selling, general and administration	(6,731)	(2,313)
Stock-based compensation	(1,520)	(1,815)
Foreign exchange losses	(2,720)	(1,077)
Gains (losses) on derivative instruments	(5,524)	(5,977)
Interest income	4,029	444
Interest and bank charges	(910)	(141)
	(18,295)	(12,448)
Earnings before undernoted items	71,385	29,475

Non-controlling interest	-	(173)
Earnings before income taxes	71,385	29,302
Current income taxes	(14,021)	(7,021)
Future income tax expense	(3,656)	(820)
Net earnings for the period	$53,708	$21,461

Basic earnings per share	$0.19	$0.18
Diluted earnings per share	$0.19	$0.17

Basic weighted average number of shares outstanding	285,453,531	122,081,493
Diluted weighted average number of shares outstanding	286,057,904	123,083,991

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in thousands of US dollars)
Three months
ended March 31
2007
(Unaudited)
Net earnings for the period	$53,708
Other comprehensive income
Unrealized gains on available for sale investments, net of tax of $1.719 million (Note 2)	8,357
Cumulative translation adjustment (Note 2)	19,602
27,959
Comprehensive income for the period	$81,667

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited, in thousands of US dollars)

				Accumulated
			Cumulative	Other
	Share	Contributed	Translation	Comprehensive	Retained
	Capital	Surplus	Adjustment	Income	Earnings	Total
Balance, December 31, 2005	$243,305	$1,357	$(25,399)	$-	$25,253	$244,516
Stock-based compensation	-	243	-	-	-	243
Translation adjustment for the period		-	2,289	-	-	2,289
Net earnings for the period		-	-	-	21,461	21,461
Balance, March 31, 2006	243,305	1,600	(23,110)	-	46,714	268,509
Stock-based compensation	-	203	-	-	-	203
Exercise of stock options	661	-	-	-	-	661
Transfer of contributed surplus on exercise of stock options	143	(143)	-	-	-	-
Translation adjustment for the period	-	-	10,666	-	-	10,666
Net earnings for the period	-	-	-	-	37,161	37,161
Balance, June 30, 2006	244,109	1,660	(12,444)	-	83,875	317,200
Stock-based compensation	-	29	-	-	-	29
Exercise of stock options	1,228	-	-	-	-	1,228
Transfer of contributed surplus on exercise of stock options	402	(402)	-	-	-	-
Translation adjustment for the period	-	-	1,120	-	-	1,120
Net earnings for the period	-	-	-	-	30,737	30,737
Balance, September 30, 2006	245,739	1,287	(11,324)	-	114,612	350,314
Shares issued to acquire shares in EuroZinc (Note 3)	1,632,738		-	-	-	1,632,738
Stock-based compensation	-	13,143	-	-	-	13,143
Exercise of stock options	4,431	-	-	-	-	4,431
Transfer of contributed surplus on exercise of stock options	5,543	(5,543)	-	-	-	-
Transfer of stock appreciation rights on exercise of stock options	1,824		-	-	-	1,824
Translation adjustment for the period	-	-	63,728	-	-	63,728
Net earnings for the period	-	-	-	-	63,590	63,590
Balance, December 31, 2006	1,890,275	8,887	52,404	-	178,202	2,129,768
Stock-based compensation	-	1,520	-	-	-	1,520
Exercise of stock options	3,104	-	-	-	-	3,104
Exercise of stock appreciation rights	1,206	-	-	-	-	1,206
Transfer of contributed surplus on exercise of stock options	2,862	(2,862)	-	-	-	-
Transition adjustments (Note 2(c))	-	-	(52,404)	55,597	-	3,193
Translation adjustment for the period	-	-		19,602	-	19,602
Unrealized gains during period on available-for-sale investments	-	-	-	8,357	-	8,357
Net earnings for the period		-	-	-	53,708	53,708
Balance, March 31, 2007	$1,897,447	$7,545	$-	$83,556	$231,910	$2,220,458

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)

	Three months	Three months
	ended March 31	ended March 31
	2007	2006

Operating activities
Net earnings for the period	$53,708	$21,461
Items not involving cash
Amortization of deferred revenue	(1,107)	(782)
Depreciation, depletion and amortization	35,980	14,037
Stock-based compensation (Note 9(b))	1,520	1,815
Gain on sale of assets	-	82
Future income tax expense	3,656	820
Provision for pensions	221	219
Interest accretion and other	4,230	-
Unrealized loss on derivative instruments	7,095	-
Unrealized foreign exchange losses	3,791	-
	109,094	37,652
Changes in non-cash working capital items	(98,421)	(14,948)
Cash flow from operating activities	10,673	22,704
Financing activities
Common shares issued	4,310	-
Put premium payments	(3,889)	-
Repayment of debt and capital leases	(1,106)	-
	(685)	-
Investing activities
Mineral property, plant and equipment expenditures	(33,090)	(4,876)
Investments	(58,430)	(4,609)
Proceeds from sale of investments and other assets	4	-
	(91,516)	(9,485)

Effect of foreign exchange on cash balances	(3,249)	1,687
Increase (decrease) in cash and cash equivalents during the period	(84,777)	14,906
Cash and cash equivalents, beginning of period	402,170	74,409
Cash and cash equivalents, end of period	$317,393	$89,315

Supplemental Information
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$38,160	$(15,155)
Accounts payable and other current liabilities	60,462	1,779
	98,622	$(13,376)

Operating activities included the following cash payments
Interest paid	$419	$11
Income taxes paid	$41,560	$13,225

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2006 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2006 figures have been classified to conform to the 2007 presentation.

2. ACCOUNTING POLICIES

Effective January 1, 2007 the Company has adopted the following CICA accounting standards:

a)     Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

b)     Section 3855 – Financial Instruments - Recognition and Measurement

This standard requires that all financial assets, except those classified as held to maturity but including derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

c)     Transitional Provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company’s current period’s earnings as well as required an adjustment to the opening balances for retained earnings and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the current period to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and unrealized gain on available-for-sale securities for the three months ended March 31, 2007 were $19.6 million and $8.4 million net of tax respectively, and are reported in the current period as other comprehensive income.

3. BUSINESS ACQUISITIONS

EuroZinc Mining Corporation

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc") by issuing 160.8 million common shares (post-split) valued at CAD$11.36 (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) per share and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights ("SARs") to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options and stock appreciation rights remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio. This acquisition has been accounted for under the purchase method.

The allocation of the purchase price of the shares of EuroZinc is summarized in the following table.

Purchase price
Common shares issued (160.8 million shares)	$ 1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rights (1.5 million SARs)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)
Net purchase price	$ 1,424,713

Net assets acquired
Restricted cash	$ 4,007
Non-cash current assets	104,053
Mineral properties	922,614
Plant and equipment	321,895
Other long-term assets	24,139
1,376,708
Current liabilities	(138,785)
Other liabilities	(69,247)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(178,317)
Net identifiable assets	923,466
Residual purchase price allocated to goodwill	501,247
Net assets acquired	$ 1,424,713

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on an independent valuation report dated March 28, 2007. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

4. INVENTORIES

Inventories consist of:

	March 31	December 31
	2007	2006
Ore stock piles	$4,603	$4,522
Concentrate stock piles	15,589	9,305
Materials and supplies	10,776	10,896
	$30,968	$24,723

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	March 31, 2007			December 31, 2006
	Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties	$1,477,566	$152,980	$1,324,586	$1,470,393	$128,478	$1,341,915
Plant and equipment	376,714	38,209	338,505	360,646	27,655	332,991
Development	50,899	-	50,899	35,135	-	35,135
	$1,905,179	$191,189	$1,713,990	$1,866,174	$156,133	$1,710,041

During the three months ended March 31, 2007, the Company spent $36.2 million on capital equipment, mine development and related infrastructure.

6. LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	March 31	December 31
	2007	2006

Somincor bonds - 2005 to 2009	$35,959	$35,689
Capital lease obligations	6,540	6,866
Deferred employee housing sales	290	239
Investment incentive loan	868	1,061
Aljustrel debt	2,297	2,280
Total	45,954	46,135
Less: current portion of long-term debt and capital leases	(2,658)	(3,284)
	$43,296	$42,851

Management believes that the fair value of long-term debt approximates its carrying value.

7. DEFERRED REVENUE

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD$60.6 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

The following table summarizes the changes in deferred revenue balance during the period:

Balance, December 31, 2006	$64,330
Amortization during period	(1,107)
Effect from changes in foreign exchange rates	(1,174)
Balance, March 31, 2007	62,049
Less: current portion of deferred revenue	(3,204)
$58,845

8. ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relate to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel and Galmoy mines. The following is a reconciliation of changes in the provision during the period:

Asset Retirement Obligations
Balance, December 31, 2006	$91,031
Accretion	1,120
Payments	(131)
Effect of foreign exchange	342
Balance, March 31, 2007	92,362

Other Mine Closure Obligations
Balance, December 31, 2006	4,836
Provisions during the period	385
Effect of foreign exchange	44
Balance, March 31, 2007	5,265

Total	$97,627

9. SHARE CAPITAL

All shares, stock options and stock appreciation rights shown in the tables below are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2005.

(a)     The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

Issued and outstanding:

	Number of
	shares	Amounts
Balance, December 31, 2005 and March 31, 2006	122,081,493	$243,305
Exercise of stock options	202,500	661
Transfer of contributed surplus on exercise of stock options	-	143
Balance, June 30, 2006	122,283,993	244,109
Exercise of stock options	441,000	1,228
Transfer of contributed surplus on exercise of stock options	-	402
Balance, September 30, 2006	122,724,993	245,739
Shares issued to acquire shares of EuroZinc (Note 3)	160,834,548	1,632,738
Exercise of stock options	1,000,284	4,431
Exercise of stock appreciation rights	240,240	1,824
Transfer of contributed surplus on exercise of stock options	-	5,543
Balance, December 31, 2006	284,800,065	1,890,275
Exercise of stock options	1,087,653	3,104
Exercise of stock appreciation rights	150,000	1,206
Transfer of contributed surplus on exercise of stock options	-	2,862
Balance, March 31, 2007	286,037,718	$1,897,447

(b)     Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock-based compensation expense of $1.5 million during the first quarter of 2007 (2006 - $1.8 million). The fair value of the stock options granted during the quarter, as measured at the date of the grant using the Black-Scholes option pricing model, assumed a risk-free interest rates of 4.1%, no dividend yield, expected life 2.0 years and expected price volatility of 55%.

Incentive stock options issued, exercised and outstanding for the three months ended March 31, 2007 is as follows:

		Weighted average
	Number of Options	exercise price (CAD$)
Outstanding, December 31, 2006	3,038,267	$5.87
Granted during the year	270,000	12.82
Exercised during the year	(1,087,653)	4.07
Outstanding, March 31, 2007	2,220,614	$7.32

During the three months ended March 31, 2007, the Company granted 270,000 incentive stock options to employees and officers at a weighted average price of CAD $12.82 that expire between January 17, 2009 and February 24, 2009. The breakdown of options outstanding as at March 31, 2007 is as follows:

			Weighted Average		Weighted
		Number of	Remaining	Number of	Average
	Year of	Options	Contractual Life	Options	Exericse Price
Range of exercise prices (CAD$)	Expiry	Outstanding	(Years)	Exercisable	(CAD$)
$4.09 - $4.22	2007	180,000	0.6	180,000	$4.20
$7.39 - $12.49	2008	330,000	1.2	330,000	10.49
$2.10 - $13.00	2009	276,000	1.8	276,000	12.58
$2.28 - $3.33	2010	538,593	3.3	225,380	2.37
$9.14 - $10.15	2011	896,019	4.4	434,300	9.64
		2,220,612	3.1	1,445,680	$7.93

(c)     Stock Appreciation Rights

In connection with the October 31, 2006 acquisition of EuroZinc (Note 3), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to elect to receive either shares in the Company or a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

Stock appreciation rights issued, exercised and outstanding is as follows:

		Weighted average
	Number of stock	exercise price
	appreciation rights	(CAD$)
Oustanding, December 31, 2006	1,221,081	$5.27
Exercised during the period for shares	(150,000)	9.03
Exercised during the period for cash	(688,200)	4.14
Outstanding, March 31, 2007	382,881	$5.81

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at March 31, 2007 was $2.3 million (December 31, 2006 - $9.2 million). The breakdown of stock appreciation rights outstanding as at March 31, 2007 is as follows:

		Weighted average
	Number of stock	exercise price
Expiry date	appreciation rights	(CAD$)
June 8, 2010	135,360	$2.31
July 5, 2010	76,161	2.28
May 11, 2011	171,360	10.15
Outstanding, March 31, 2007	382,881	$5.81

10. SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Sweden and Ireland.

Operating segmented information is as follows:

	Three months	Three months
	ended March 31,	ended March 31,
	2007	2006
Sales
Zinkgruvan	$49,476	$38,453
Storliden	15,544	25,892
Galmoy	17,752	27,408
Neves-Corvo	111,507	-
Other	(359)	45
	$193,920	$91,798

	Three months	Three months
	ended March 31,	ended March 31,
	2007	2006
Operating profit
Zinkgruvan	$30,766	$24,139
Storliden	4,748	9,153
Galmoy	610	8,580
Neves-Corvo	53,927	-
Other	(371)	51
	$89,680	$41,923

	March 31,	December 31,
	2007	2006
Total assets
Zinkgruvan	$453,968	$437,570
Storliden	45,934	107,082
Galmoy	149,642	175,527
Neves-Corvo*	2,300,956	2,152,939
Ozernoe	153,057	150,292
Intercorporate adjustments	(240,414)	(193,810)
	$2,863,143	$2,829,600

*Neves-Corvo figures include the assets for the Aljustrel zinc mine under development in Portugal.

Geographic segmented information is as follows:

	Three months	Three months
	ended March 31	ended March 31
	2007	2006
Sales
Sweden	$65,020	$64,345
Ireland	17,752	27,408
Portugal	111,507	-
Other	(359)	45
	$193,920	$91,798

	Three months	Three months
	ended March 31	ended March 31
	2007	2006
Operating profit
Sweden	$35,514	$33,292
Ireland	610	8,580
Portugal	53,927	-
Other	(371)	51
	$89,680	$41,923

	March 31,	December 31,
	2007	2006
Total assets
Sweden	$499,902	$544,652
Ireland	149,642	175,527
Portugal	2,300,956	2,152,939
Russia	153,057	150,292
Intercorporate adjustments	(240,414)	(193,810)
	$2,863,143	$2,829,600

11. FINANCIAL INSTRUMENTS

The various derivative contracts include forward sales and calls and put options for the purpose of managing financial risks and are not for trading purposes.

The following table and notes summarize the outstanding derivatives contracts of the Company as at March 31, 2007:

			2009 -
	2007	2008	2011*	Total

Copper
Puts (tonnes)	35,136	-	-	35,136
Average price (US$/Ib)	$0.84	-	-	$0.84

Calls (tonnes)	7,425	-	-	7,425
Average price (US$/Ib)	$4.00	-	-	$4.00

Forward sales (tonnes)	6,300	-	-	6,300
Average price (US$/Ib)	$3.00	-	-	$3.00

Silver
Forward sales (ounces)	39,852	95,460	284,532	419,844
Average price (US$/ounce)	$11.60	$11.60	$11.60	$11.60

Lead
Forward sales (tonnes)	2,250	4,500	-	6,750
Average price (US$/lb)	$0.54	$0.54	-	$0.54

Zinc
Forward sales (tonnes)	1,200	2,400	-	3,600
Average price (US$/lb)	$1.22	$1.22	-	$1.22

US Currency
Forward sales	$104,000	-	-	104,000
Average US$/EUR	1.2903	-	-	$1.2903

*Between 2009 and 2011, silver forward sales are 117,072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

In addition to the derivative contracts noted in the table above, the Company is also a party to the following structured derivatives as at March 31, 2007:

  multiple structured foreign exchange contracts with various counterparties having the following terms:

i.      to sell between US$5.0 million and US$7.5 million and buy Euro dollars at prices between US$1.2025 and US$1.3000 per €1.00, on a monthly basis from April to August 2007;

ii.     to sell US$1.0 million and buy Euro dollars at prices between US$1.1800 and US$1.3000 per €1.00, on a monthly basis from April to August 2007;

iii.    to sell US$4.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from April to June 2007, and to sell US$2.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from July to December 2007, with a floor of US$1.2000 per €1.00;

iv.    to sell between US$2.0 million and US$4.0 million and buy Euro dollars at prices between US$1.2640 and US$1.2980 per €1.00, on a monthly basis from April to September 2007;and

v.     to sell between US$3.5 million and US$7.0 million and buy Euro dollars at prices between US$1.2410 and US$1.2900 per €1.00, on a monthly basis from April to December 2007.

  two structured lead put contracts with a counterparty having the following terms:

vi.    on a monthly basis between April and December 2007, the Company has a contingent right (triggered if LME spot is below $0.46/lb) to sell 600 tonnes at $0.46/lb or a contingent obligation (triggered if LME spot is at or above $0.59/lb) to sell 600 tonnes at $0.54/lb; and

vii.   on a monthly basis between April and December 2007, the Company has a contingent right (triggered if LME spot is below $0.52/lb) to sell 600 tonnes at $0.52/lb or a contingent obligation (triggered if LME spot is at or above $0.64/lb) to sell 600 tonnes at $0.59/lb.

The net derivative liability on the mark-to-market valuation of all the outstanding derivatives and financial instruments as at March 31, 2007 was $7.5 million (December 31, 2006 - $2.9 million). For the period ended March 31, 2007, the Company recorded a net loss of $5.5 million on derivative instruments consisting of a $0.8 million realized gain from the settlement of derivative contracts, offset by an unrealized loss of $6.3 million related to the mark-to-market adjustment on the outstanding derivative contracts.

Subsequent to quarter end, the Company entered into the following derivative contracts:

  to sell forward on a monthly basis 1,000 tonnes of copper at an average of $3.45 per pound for the period May to December 2007; and

  to sell forward on a monthly basis 1,000 tonnes of lead at a fixed price of $0.83 per pound for the period July 2007 to June 2008.

12. SUBSEQUENT EVENTS

(a)     Rio Narcea Gold Mines, Ltd. ("Rio Narcea")

On April 4, 2007, Lundin Mining and Rio Narcea announced that they had entered into a definitive support agreement pursuant to which Lundin Mining will offer to acquire all of the outstanding shares and warrants by way of a take-over bid for CAD$5.00 cash per share and CAD$1.04 cash per warrant. In conjunction with the offer, Lundin Mining arranged an $800 million senior credit facility, under usual conditions, with the Scotia Bank that the Company can use for general corporate purposes.

Concurrent with Lundin Mining’s offer to purchase Rio Narcea and contingent upon the success of the takeover bid, Red Back Mining Inc., a company with two directors in common with the Company, has signed an option agreement with Lundin Mining to acquire Rio Narcea’s Tasiast gold mine from Lundin Mining in consideration for USD $225 million in cash and assumption of USD $42.5 million in debt related to the Tasiast gold mine.

On April 20, 2007, Lundin Mining announced that the Offeror’s Circular regarding the proposed purchase transaction had been mailed to all shareholders and warrant holders of Rio Narcea. The bid, unless extended or withdrawn, expires at 6:00 pm (Toronto time) on May 29, 2007.

(b)     Tenke Mining Corp. ("Tenke")

On April 11, 2007, Lundin Mining and Tenke announced that they had entered into an agreement to combine the two companies by way of a Plan of Arrangement, whereby at the close of the transaction Tenke shares will be automatically exchanged on the basis of 1.73 Lundin Mining common shares for each Tenke common share. Tenke has three directors in common with the Company.

Upon completion of the transaction Lundin Mining will have approximately 389.9 million common shares outstanding, with existing Lundin Mining and Tenke shareholders owning approximately 73% and 27% of Lundin Mining respectively.

The transaction is conditional upon the Tenke shareholders approving the Plan of Arrangement by a 66.7% majority via special resolution as well as other customary conditions and regulatory approvals. Lundin Mining has elected to hold a special shareholders meeting to approve the issue of Lundin Mining common shares pursuant to the Plan of Arrangement by a 50.1% majority via ordinary resolution. The special shareholders meetings of Tenke and Lundin Mining to vote on the transaction are expected to be held in mid-June 2007, with an expected close to the proposed transaction in late June 2007.